SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [   ]

Check the appropriate box:

[X   ]   Preliminary Proxy Statement
[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]   Definitive Proxy Statement
[   ]   Definitive Additional Materials
[   ]   Soliciting Material under Rule 14a-12

The Primary Trend Fund, Inc.
(Name of Registrant as Specified in its Charter)

_____
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[   ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

　　　　1.　Title of each class of securities to which transaction applies:

　　　　2.　Aggregate number of securities to which transaction applies:

　　　　3.　Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

　　　　4.　Proposed maximum aggregate value of transaction:

　　　　5.　Total fee paid:

[   ]   Fee paid previously with preliminary materials.

[   ]   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

　　　　1.　Amount Previously Paid:

　　　　2.　Form, Schedule or Registration Statement No.:

　　　　3.　Filing Party:

　　　　4.　Date Filed:



~~PRELIMINARY PROXY NOTICE, SUBJECT TO CHANGE,~~
~~DATED FEBRUARY 12,~~
~~2016~~

THE PRIMARY TREND FUND, INC.
3960 Hillside Drive, Suite 204
Delafield, Wisconsin 53018

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF THE PRIMARY TREND FUND, INC.

To Our Shareholders:

We invite you to attend a special meeting (the "Special Meeting") of shareholders of The Primary Trend Fund, Inc. (the "Fund"). The Special Meeting will be held on March 31, 2016, at 10:00 A. M., local Milwaukee time, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin 53202.

The purpose of the Special Meeting is to consider and vote on the following proposals:

1. To elect three directors of the Fund;

2. To approve a new investment advisory agreement between the Fund and Sims Capital Management LLC;

3. To approve a proposal to amend and restate our Articles of Incorporation as described in the accompanying proxy statement, and in connection therewith, to change the name of the legal entity to "Sims Total Return Fund, Inc." and authorize multiple classes of common stock; and

4. To transact such other business as may properly come before the Special Meeting (or any adjournment(s) or postponement(s) thereof).

Only Fund shareholders of record as of the close of business on February 22, 2016 are entitled to notice of, and to vote at, the Special Meeting (and any adjournment or postponement thereof).

We have enclosed a proxy card with this proxy statement. **Your vote is very important, whether or not you expect to attend the Special Meeting. Please review the attached proposals and indicate your voting instructions on the enclosed proxy card, or complete your proxy by following the instructions supplied on the proxy card for voting by telephone or via the Internet. You retain the right to revoke the proxy at any time before it is actually voted by delivering notice of such revocation to the Secretary of the Fund either a notice of revocation or a duly executed proxy bearing a later date.**

By Order of the Board of Directors of The Primary Trend Fund, Inc.

Barry S. Arnold
Secretary

Milwaukee, Wisconsin
~~February 25,~~March 2, 2016

Important Notice Regarding the Availability of Proxy Material, for the Shareholder Meeting to be held on March 31, 2016

The Proxy Statement and copies of the Fund's most recent annual and semi-annual reports to shareholders are available at https://proxyonline.com/docs/primarytrend2016.pdf.

~~PRELIMINARY PROXY STATEMENT, SUBJECT TO CHANGE, DATED FEBRUARY 12, 2016~~FREQUENTLY ASKED QUESTIONS

Q: Why have I received this proxy statement?

The Board of Directors (the "Board") of The Primary Trend Fund, Inc. (the "Fund") has sent you this proxy statement, starting around ~~February 25,~~March 2, 2016, to ask for your vote as a shareholder of the Fund.

Q: What am I voting on?

You will vote on (1) the election of three directors; (2) the approval of a new investment advisory agreement (the "New Agreement") between the Fund and Sims Capital Management LLC ("SCM"); and (3) the approval of a proposal to amend and restate our Articles of Incorporation as described in the accompanying proxy statement, and in connection therewith, to change the name of the legal entity to "Sims Total Return Fund, Inc." and authorize multiple classes of common stock (the "Amended and Restated Articles"). Our Board is not aware of any other matter that will be presented to you at the special meeting (the "Special Meeting") of shareholders of the Fund.

Q: How will the change in investment advisor affect shareholders?

SCM has assured the Board that the nature and quality of the investment advisory services provided to the Fund will continue following the change in the investment advisor. The annual investment advisory fee payable by the Fund under the New Agreement is the same as the annual investment advisory fee payable by the Fund under the current investment advisory agreement (the "Current Agreement") with Arnold Investment Counsel Incorporated (~~the "Current Agreement")~~"Arnold"). While the investment advisory fee will remain the same, initially, total annual fund operating expenses may be expected to increase as the New Agreement, unlike the Current Agreement, does not contain an expense limitation. On a pro forma basis, it is estimated that the Fund's expenses will increase from 2.00% to 2.18%. However, after the change in investment advisor, the Fund's ability to attract additional assets could be enhanced as the Board of Directors believes SCM has more resources to devote to marketing the Fund. The Board also noted the desired of Arnold to cease managing the Fund, and determined that if SCM is able to increase Fund assets, this could potentially lower the fees and expenses of the Fund for all of its shareholders. The Board also noted that while Arnold is entitled to recoup the amounts waived or reimbursed pursuant to the expense limitation in the Current Agreement, in the event the Fund achieves a decrease in fees and expenses, SCM has agreed not to recoup any amounts from the Fund, if SCM is successful in growing the Fund and lowering the Fund's fees and expenses.

Q: How may I vote my shares?

By mail. You may vote by completing, dating and signing a proxy card and mailing it as soon as you can. The shares of shareholders who complete and properly sign a proxy card and return it before the Special Meeting will be voted as directed by such shareholder at the Special Meeting and any adjournments or postponements of the Special Meeting. The shares of a shareholder who properly signs and returns a proxy card, but does not specify how to vote, will be voted for the election of the nominees listed below.

By telephone or via the Internet. Shareholders who hold their shares directly in their own names may vote by telephone or via the Internet by following the instructions supplied on the proxy card supplied by us. Shareholders who hold their shares in "street name" through a bank, broker, nominee, fiduciary or other holder of record may also be able to vote their shares by telephone or via the Internet, as a large number of banks and brokerage firms are participating in programs that allow such methods of voting. If a shareholder's bank or brokerage firm is participating in programs that allow voting by telephone or via the Internet, then such bank or brokerage firm will provide the shareholder with instructions for voting by telephone or via the Internet. If a shareholder votes by telephone or via the Internet, then such shareholder does not need to return the proxy card by mail.

In person. Written ballots will be available before the Special Meeting commences. Shareholders who hold their shares in "street name" through a bank, broker, nominee, fiduciary or other holder of record must obtain a proxy, executed in such shareholder's favor, from the record holder in order to vote their shares at the Special Meeting if

they decide to attend in person. However, shareholders who send in their proxy cards, and also attend the Special Meeting, do not need to vote again unless they wish to revoke their proxy.

Telephone and Internet voting procedures, if available, are designed to authenticate shareholders' identities to allow shareholders to give their voting instructions and to confirm that their instructions have been properly recorded.

Q: Who is entitled to vote?

If you owned shares of the Fund as of the close of business on February 22, 2016 (the "Record Date"), then you are entitled to vote. You will be entitled to one vote per share for each share you own on the Record Date.

Q: Do I need to attend the special meeting in order to vote?

No. You can vote either in person at the Special Meeting or by completing and mailing the enclosed proxy card.

Q: How will proxies be solicited?

The Fund will solicit proxies primarily by mail. In addition, certain of the Fund's officers and employees may solicit by telephone, telegraph and personally. The Fund will not pay these officers and employees specifically for soliciting proxies. ~~The Fund~~Arnold will bear the cost of soliciting proxies, including preparing, assembling and mailing the proxy material~~, except for any solicitor's fees and expenses. Also, the Fund will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold shares of the Fund.   The Fund reserves the right to retain a proxy solicitor to solicit proxies, in which case the Fund's investment advisor will pay the solicitor's fees and expenses. SCM will reimburse the Fund~~; provided that SCM will reimburse Arnold up to $10,000 for the proxy costs ~~associated above so long as more than $20,000 worth of costs are incurred by the Fund. If the Fund incurs less than $20,000 in costs, SCM will reimburse the Fund for half of its expenses~~referenced above. The Fund has engaged AST Fund Solutions, LLC ("AST"), a proxy solicitation firm, to assist in the solicitation. The estimated fees anticipated to be paid to AST are approximately $7,000. A written proxy may be delivered to the Fund prior to the meeting by facsimile machine, graphic communication equipment or other electronic transmission. Banks, broker-dealer firms, and other entities or persons holding shares registered in their names or in the names of their nominees, will be reimbursed for their expenses incurred in sending proxy material to and obtaining proxies from the beneficial owners of such shares.

If the Fund records votes by telephone, it will use procedures designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions, and to confirm that their instructions have been properly recorded. If the enclosed proxy card is executed and returned, or a telephonic vote is delivered, that vote may nevertheless be revoked at any time prior to its use by written notification received by the Fund, by the execution of a later-dated proxy card, by the Fund's receipt of a subsequent valid telephonic vote, or by attending the meeting and voting in person.

Q: How many shares of the Fund's stock are entitled to vote?

As of the Record Date, the number of shares of the Fund that were entitled to vote at the Special Meeting were [~~   ~~]852,353 shares of the Fund.

Q: What happens if one of the voting items obtains a sufficient number of votes but the other voting items do not?

The election of three directors, the approval of the New Agreement and the approval of the Amended and Restated Articles are expressly conditioned upon each other. In other words, for example, if the New Agreement is approved by the Fund, but the three directors are not elected, then the New Agreement and the Amended and Restated Articles will not become effective.

Q: What happens if the Special Meeting is adjourned?

The Special Meeting could be adjourned if, for example, a quorum does not exist or if sufficient votes to approve one or more of the proposals are not received. If the Special Meeting is adjourned, then it will be reconvened at the same or some other place, to be announced at the meeting at which the adjournment is taken. At the adjourned Special Meeting, any business may be transacted that might have been transacted at the original Special Meeting. All proxies will be voted in the same manner as they would have been voted at the original convening of the Special Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting. For purposes of any adjournment, proxies will be voted **"for"** adjournment unless you direct otherwise by writing anywhere on the enclosed proxy that you will vote against any adjournments.

Q: What constitutes a quorum?

A "quorum" refers to the number of shares that must be in attendance, in person or by proxy, at a meeting to lawfully conduct business. For all the proposals, a quorum is present with respect to the Fund if a majority of the shares entitled to be cast are present in person or by proxy.

Q: What happens if I sign and return my proxy card but do not mark my vote?

Lilli Gust and Barry Arnold, as proxies, will vote your shares **"FOR"** the election of each of the nominees for director, **"FOR"** the New Agreement and **"FOR"** the Amended and Restated Articles.

Q: May I revoke my proxy?

Any shareholder giving a proxy may revoke it at any time before it is exercised by delivering notice of such revocation to the Secretary of the Fund in open meeting or in writing by filing with the Secretary of the Fund either a notice of revocation or a duly executed proxy bearing a later date. Presence at the Special Meeting by a shareholder who has signed a proxy does not itself revoke the proxy.

Q: Who will count the votes?

A representative of AST Fund Solutions will tabulate the votes and Lilli Gust will act as inspector of election.

Q: How can I obtain a copy of the annual report?

You may request a copy of the latest annual report and the latest semi-annual report for the Fund by calling 1-800-443-6544 or on the Fund's Internet website (www.primarytrendfunds.com). The Fund will furnish these copies free of charge.



~~PRELIMINARY PROXY STATEMENT, SUBJECT TO CHANGE,
DATED FEBRUARY 12,
2016~~

THE PRIMARY TREND FUND, INC.
3960 Hillside Drive, Suite 204
Delafield, Wisconsin 53018

PROXY STATEMENT FOR A SPECIAL MEETING OF SHAREHOLDERS

To Be Held on March 31, 2016

This Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of The Primary Trend Fund, Inc. (the "Fund") to be used at the special meeting of shareholders of the Fund to be held on March 31, 2016, commencing at 10:00 A. M., local Milwaukee time, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin 53202, any at any adjournment or postponement thereof (the "Special Meeting").

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Special Meeting and to vote in person. Presence at the Special Meeting by a shareholder who has signed a proxy does not in itself revoke the proxy. Any shareholder giving a proxy has the right to revoke it at any time before it is voted by providing written notice of the revocation to the Fund. Unless so revoked, the shares represented by proxies received by the Fund's Board of Directors (the "Board") will be voted at the Special Meeting (or any adjournment or postponement thereof). Where a shareholder specifies a choice by means of a ballot provided in the proxy, the shares will be voted in accordance with such specification. If no choice is indicated, then proxies will be voted : (i) **"FOR"** the election of the three (3) nominees for Director; (ii) **"FOR"** the approval of the new investment advisory agreement (the "New Agreement") between the Fund and Sims Capital Management LLC ("SCM"); (iii) **"FOR"** the approval of the proposal to amend and restate our Articles of Incorporation as described herein, and in connection therewith, to change the name of the legal entity to "Sims Total Return Fund, Inc." and authorize multiple classes of common stock (the "Amended and Restated Articles"); and (iv) as directed by the proxy holders on any other matter that properly comes before the Special Meeting.

The Special Meeting can be adjourned if a quorum does not exist, or fire or other emergency disrupts the Special Meeting. Proxies will be voted **"FOR"** adjournment or postponement as appropriate unless otherwise expressly directed by the shareholder. Any reference to the "Special Meeting" in this Proxy Statement includes any proper adjournment or postponement thereof.

This Proxy Statement (and the related proxy card and other information) is being first mailed to Fund shareholders commencing on or about ~~February 25,~~March 2, 2016.

OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Ownership of Management. The following table sets forth certain information regarding the beneficial ownership of shares of the Fund as of February 22, 2016 by: (a) the named executive officer, Lilli Gust, and each Director and (b) the named executive officer and Directors as a group:

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Ownership
Clark J. Hillery	929	*%
William J. Rack	None	%N/A
Barry S. Arnold	6,120	*%
Lilli Gust	167,650	19.67%
Named executive officer and Directors as a group (4 persons)	174,699	20.50%

_____

* Less than 1%.

Ownership of Principal Shareholders. As of February 22, 2016, the following table sets forth certain information regarding the beneficial ownership of shares of the Fund by each person or entity known by us to own beneficially more than 5% of the Fund in question:

Name and Address of Owner	Number of Shares Owned	Percentage Ownership
		%
Lilli Gust 3960 Hillside Drive Suite 204 Delafield, WI 53018	167,650	19.67%[1]

(1)   The amount shown includes the shares of the Fund held of record by Arnold Investment Counsel Incorporated. Arnold Investment Counsel Incorporated is controlled by Lilli Gust.

AUDIT AND NON-AUDIT FEES

Independent Public Accountant. Cohen Fund Audit Services, Ltd. is the Fund's current principal accountant, and was the principal accountant of the Fund for the fiscal year ended June 30, 2015. To our knowledge, representatives of Cohen Fund Audit Services, Ltd. will not be present at the Special Meeting and, therefore, they will not be available to respond to questions or make a statement.

Fees Billed. The aggregate fees billed for professional services by the Fund's principal accountant for each of the last two fiscal years were as follows:

Audit Fees - The aggregate fees billed for professional services rendered by the principal accountant to the Fund for the audit of the Fund's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements.

Fiscal year ended June 30, 2015	$14,500
Fiscal year ended June 30, 2014	$14,000

Audit-Related Fees - The aggregate fees billed for assurance and related services by the principal accountant to the Fund that are reasonably related to the performance of the audit of the Fund's financial statements and are not required under "Audit Fees" above.

Fiscal year ended June 30, 2015	$0
Fiscal year ended June 30, 2014	$0

Tax Fees for Registrant - The aggregate fees billed for professional services rendered by the principal accountant to the Fund for review of Federal and excise tax returns, tax compliance, tax advice and tax planning. The fees paid were comprised of a review of the tax returns, tax notes and other documentation for the filing and returns, along with their underlying schedules, that were prepared by the Fund's administrator.

Fiscal year ended June 30, 2015	$1,000
Fiscal year ended June 30, 2014	$1,000

All Other Fees - The aggregate fees billed for products and services provided by the principal accountant to the Fund, other than services reported under "Audit Fees," "Audit-Related Fees," and "Tax Fees" above.

Fiscal year ended June 30, 2015	$0
Fiscal year ended June 30, 2014	$0

Audit Committee Pre-approval Polices and Procedures. Pursuant to the Fund's Audit Committee Charter (the "Charter"), the Audit Committee must pre-approve all auditing services and permissible non-audit services to be provided. In addition, the Charter provides that the Audit Committee may delegate to one or more of its members the authority to grant such pre-approvals. During the fiscal year ended June 30, 2015, all of the non-audit services provided by the Fund's principal accountant were pre-approved by the audit committee.

Fees for Non-Audit Services to Investment Advisor and Affiliates. During the last two fiscal years there were no other non-audit services rendered by the Fund's principal accountant to the Fund, its investment advisor or any entity controlling, controlled by or under the common control with the investment advisor that provides ongoing services to the Fund. Less than 50% of hours expended on the principal accountant's engagement to audit the Fund's financial statements for the most recent fiscal year were attributed to work performed by persons other than the principal accountant's full-time, permanent employees.

PROPOSAL 1: ELECTION OF DIRECTORS

       <u>Director Nominees</u>. At the Special Meeting, shareholders are being asked to elect three directors. Each director will hold office during the lifetime of the Fund until the election of his or her successor, or until he or she sooner dies, resigns or is removed in accordance with the Fund's charter documents.

       All three nominees, Clark J. Hillery, William J. Rack and Barry S. Arnold, are current Directors. Each nominee has consented to being named as a nominee and to serve if elected. As proxies, Lilli Gust and Barry Arnold intend to vote for the election of all of the nominees. Should the Fund lawfully identify or nominate substitute nominees before the Special Meeting, the Fund will file supplemental proxy material that identifies such nominee(s), discloses whether such nominee(s) has (have) consented to being named in the proxy material and to serve if elected and includes the relevant required disclosures with respect to such nominee(s).

       Certain important information regarding each of the nominees (including their principal occupations for at least the last five years) is set forth below.

Name, Age and Address	Position(s) Held with Fund	Office and Length of Time Served	Principal Occupation(s) during Past 5 Years	Other Directorships (for past five years) Held by Director	Number of Portfolios in the Fund Complex Overseen by Director
"Disinterested Persons" of the Fund					
Clark J. Hillery 3960 Hillside Drive Suite 204 Delafield, WI 53018 Age: 65	Director	Indefinite (until successor elected) 17 years	Director of Team Services for the Milwaukee Bucks since December, 2000. Director of Facilities since July 2015.	None	1
William J. Rack 3960 Hillside Drive Suite 204 Delafield, WI 53018 Age: 69	Director	Indefinite (until successor elected) 13 years	Managing member of Lakeland Business Properties LLC, since May 1997, which engages in commercial real estate development and leasing.	None	1
"Interested Person" of the Fund					
Barry S. Arnold* 3960 Hillside Drive Suite 204 Delafield, WI 53018 Age: 50	Director	Indefinite (until successor elected) As Director, served 18 years	Portfolio Manager, Chief Investment Officer and Secretary of the Arnold Investment Counsel Incorporated since January 1997..	None	1
	Vice President and Secretary	One Year Term (appointed annually) As Vice President and Secretary, served 12 years			

* Mr. Arnold is an "interested person" of the Fund because he is an officer of the Arnold Investment Counsel Incorporated ("Arnold") and officer of the Fund.

       <u>Qualification of Directors</u>. Barry S. Arnold has been a director and portfolio manager of the Fund for over 18 years. His experience and skills as a portfolio manager, as well as his familiarity with the investment

strategies utilized by Arnold and with the Fund's portfolio, led to the conclusion that he should serve as a director. Clark J. Hillery's experience as a businessman, most recently as Director of Team Services for the Milwaukee Bucks, has honed his understanding of financial statements and the issues that confront businesses, and his diligent and thoughtful service as a director of the Fund for 17 years has provided him with solid understanding of the mutual fund industry. As the managing member of Lakeland Business Properties LLC, William J. Rack is familiar with running a business and addressing the issues that confront businesses, and he has a good understanding of financial statements. Further, Mr. Rack's diligent and thoughtful service as a director of the Fund for 13 years has provided him with a solid understanding of the mutual fund industry. Each of Messrs. Hillery and Rack takes a conservative and thoughtful approach to addressing issues facing the Fund. The combination of skills and attributes discussed above led to the conclusion that each of Messrs. Hillery and Rack should serve as a director.

Board Leadership Structure. The Board of Directors has general oversight responsibility with respect to the operation of the Fund. The Board has engaged Arnold to manage the Fund and is responsible for overseeing Arnold and other service providers to the Fund in accordance with the provisions of the Investment Company Act of 1940, as amended (the "1940 Act") and other applicable laws. The Board has established an Audit Committee to assist the Board in performing its oversight responsibilities.

The Fund does not have a Chairman of the Board, nor does the Fund have a lead disinterested director. The small size of the Board of Directors, consisting of one interested director and two disinterested directors, facilitates open discussion and significant involvement by all of the directors without the need for a formal Chairman or lead disinterested director. Mr. Barry S. Arnold's in-depth knowledge of the Fund's portfolio and operations enables him to effectively help set board agendas and ensure appropriate processes and relationships are established with Arnold and the Board, while the business acumen of Messrs. Hillery and Rack, and long experience in the mutual fund industry serving as directors of the Fund, enables them to effectively and accurately assess the information being provided to the Board to ensure that they are appropriately fulfilling their fiduciary duties to the Fund and its shareholders. In light of these factors, the Fund has determined that its leadership structure is appropriate.

Board Oversight of Risk. Through its direct oversight role, and indirectly through the Audit Committee, Fund officers and service providers, the Board of Directors performs a risk oversight function for the Fund. To effectively perform its risk oversight function, the Board, among other things, performs the following activities: receives and reviews reports related to the performance and operations of the Fund; reviews and approves, as applicable, the compliance policies and procedures of the Fund; approves the Fund's principal investment policies; adopts policies and procedures designed to deter market timing; meets with representatives of various service providers, including Arnold and the independent registered public accounting firm of the Fund, to review and discuss the activities of the Fund and to provide direction with respect thereto; and appoints a chief compliance officer of the Fund who oversees the implementation and testing of the Fund's compliance program and reports to the Board regarding compliance matters for the Fund and its service providers. Generally, the Board believes that its oversight of material risks is adequately maintained through the compliance-reporting chain where the chief compliance officer is the primary recipient and communicator of such risk-related information.

The Fund has an Audit Committee, which is discussed below. The Audit Committee plays a significant role in the risk oversight of the Fund as it meets annually with the auditors of the Fund and quarterly with the Fund's chief compliance officer to discuss, among other things, financial risk, including internal controls over financial reporting.

Board Committees. The Board of Directors of the Company has an Audit Committee whose members are Messrs. Hillery and Rack. The primary functions of the audit committee are to recommend to the Board of Directors the independent registered public accounting firm to be retained to perform the annual audit, to review the results of the audit, to review the Fund's internal controls and to review certain other matters relating to the Fund's independent registered public accounting firm and financial records. The audit committee met twice during the fiscal year ended June 30, 2015.

The Board of Directors of the Fund has no other committees.

Board Meetings. During the last fiscal year ended June 30, 2015, the Board held four meetings. Each Director attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by the Audit Committee of the Board on which the Director served. The Fund does not hold annual meetings and therefore does not have a policy with regard to Director's attendance at such meetings.

Director Compensation. During the fiscal year ended June 30, 2015 , the Fund paid $8,000 in aggregate remuneration to its disinterested directors. The Fund's standard method of compensating directors is to pay each disinterested director a fee of $1,000 for each meeting of the Board of Directors attended. The table below sets forth the compensation paid by the Fund to each of the current directors of the Fund during the fiscal year ended June 30, 2015.

Compensation Table

Name of Person	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund Paid to Directors
"Disinterested Persons" of the Fund				
Clark J. Hillery	$ 4,000	$ 0	$ 0	$ 4,000
William J. Rack	$ 4,000	$ 0	$ 0	$ 4,000
"Interested Persons" of the Fund				
Barry S. Arnold	$ 0	$ 0	$ 0	$ 0

Director Ownership of Fund. The following table sets forth the dollar range of equity securities of the Fund beneficially owned by each current director as of December 31, 2015, which is also the valuation date:

Name of Person	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities of all Registered Investment Companies in Fund Company
"Disinterested Persons" of the Fund		
Clark J. Hillery	$10,001-$50,000	$10,001-$50,000
William J. Rack	None	None
"Interested Persons" of the Fund		

Name of Person	Dollar Range of Equity _Securities in the Fund_	Aggregate Dollar Range of Equity Securities of all Registered Investment Companies in Fund _Company_
Barry S. Arnold	Over $100,000	Over $100,000

Process for Shareholder Director Nominees. The Board of Directors and independent Directors (with respect to selecting and nominating independent Directors) do not have a formal policy with regard to the consideration of any Directors candidates recommended by shareholders. Because of the size of the Board of Directors and the historical small turnover of its members, the Board of Directors and independent Directors (with respect to selecting and nominating independent Directors) addresses the need to retain members and fill vacancies after discussion among current members. Accordingly, the Board of Directors and independent Directors (with respect to selecting and nominating independent Directors) have determined that it is appropriate not to have such a policy at this time.

While the Board of Directors and independent Directors (with respect to selecting and nominating independent Directors) are not required to consider candidates recommended by the Fund's shareholders for election as Directors, the Board of Directors in its discretion may consider such recommendations. Any shareholder that wishes to nominate a Director candidate should submit complete information as to the identity and qualifications of the Director candidate. At a minimum, this information should include (a) the name and age of the nominee; (b) the nominee's business background for at least the past five years; (c) any directorships that the nominee holds in other companies or investment companies; (d) any relationships of the nominee to the Fund, including share ownership; and (e) a description of all arrangements or understandings between such shareholder and each nominee and any other person pursuant to which the nomination is being made.

A shareholder recommendation for a Director nominee should be delivered to Arnold Investment Counsel Incorporated, Attention: Directors, at 3960 Hillside Drive, Suite 204, Delafield, Wisconsin 53018.

Shareholder Communications with Board of Directors. Shareholders of the Fund may communicate with the Board of Directors (or individual Directors serving on the Board of Directors) by sending written communications, addressed to any Director or to the Board of Directors as a group, to Arnold Investment Counsel Incorporated, Attention: Directors, at 3960 Hillside Drive, Suite 204, Delafield, Wisconsin 53018, who will ensure that this communication (assuming it is properly marked care of the Board of Directors or care of a specific Director) is delivered to the Board of Directors or the specified Director, as the case may be.

Required Vote. Shareholders elect Directors by a plurality of the votes cast by shares which are entitled to vote in the election, assuming a quorum is present. For this purpose, "plurality" means that the nominees receiving the largest number of votes from the shareholders of the Fund will be elected as Directors. As a result, under a plurality voting standard in an uncontested election, each nominee is elected or reelected to the Board of Directors so long as a single vote is cast in favor of his election. Abstentions and broker non-votes (if any) will be counted as votes present for purposes of determining whether a quorum is present. Assuming a quorum is present, any shares which do not vote, whether by abstention or otherwise, will not affect the election of Directors.

If the three Directors are not elected, the New Agreement is not approved for the Fund or the Amended and Restated Articles not approved, then the current investment advisory agreement with Arnold Investment Counsel Incorporated (the "Current Agreement") will remain in effect and the Board will consider such alternative actions, if any, as are in the best interests of the Fund.

Recommendation. The Board recommends a vote **"FOR"** all the nominees.

PROPOSAL 2: APPROVAL OF NEW INVESTMENT ADVISORY AGREEMENT

Background.   Arnold Investment Counsel Incorporated, 3960 Hillside Drive, Suite 204, Delafield, Wisconsin 53018, acts as the investment advisor to the Fund pursuant to an investment advisory agreement entered into with the Fund. The Current Agreement for the Fund is dated as of August 26, 1986 and was entered into in connection with the organization of the Fund. The Board most recently provided its annual approval of the Current Agreement on August 20, 2015.

For several years, Arnold has been exploring options for ceasing to manage the Fund, and has received and evaluated a number of offers from investment advisors regarding management of the Fund. The Board of Directors was informed of these offers, and of Arnold's opinion regarding the offers. In each case, Arnold and the Board concluded that the other investment advisors had a philosophy and style not in line with that of the Fund, and they determined that they did not believe that pursuing such offers would be in the best interests of shareholders.

~~In~~Then in March, 2015, the Fund received an unsolicited letter from Sims Capital Management LLC to discuss the future of the Fund, and, in particular, whether the Fund was amenable to a change in investment advisors. Luke E. Sims, the SCM Chairman, was familiar with the Fund and Ms. Lilli Gust since, as a partner in the law firm of Foley & Lardner LLP, he was introduced to Mr. James Arnold and Ms. Gust in the late 1980s when Mr. Arnold, and Arnold, were considering the establishment of the Fund. Mr. Sims was aware of the Fund, and the Arnold principals, but had not been in communication with the Fund, Arnold or others involved in the management and operation of the Fund. Mr. Luke E. Sims is a retired Foley & Lardner LLP partner, and Foley & Lardner LLP continues to be legal counsel to the Fund.

SCM had noted the small size of the Fund (and the difficulties associated with economically managing a small mutual fund), and the ages of the Arnold principals.   SCM believed that, at some point in the near future, the Fund would be evaluating its various options, from transferring the investment advisory role to a third party advisor, shuttering the Fund or other possible options. This was the impetus that led SCM to prepare and send the unsolicited offer to the Fund.

SCM believes that it can grow the Fund's assets under management ("AUM"), and this is the driving force behind its interest in the Fund. At its current size the economics of being the investment advisor to the Fund are not compelling. But, SCM believes that, over time, it will be able to grow the AUM in the Fund and spread the fixed costs over a larger AUM base. Smaller mutual funds run into expense ratio issues when AUM is at a low level; the principal strategy to avoid this problem is to grow the mutual fund.

Subsequently, Mr. Luke E. Sims and Mr. David C. Sims, the SCM principals, met with Ms. Lilli Gust and Mr. Barry S. Arnold, the officers and principals of Arnold, the current investment advisor to the Fund, at various times to discuss this concept generally, and to explore various scenarios.

Various communications and discussions ensued. SCM and Arnold have similar investment philosophies and strategies. Among other things, SCM is the investment advisor to Eagle Capital Growth Fund, Inc. (NYSE MKT: GRF), a closed-end mutual fund ("Eagle Capital"). SCM provided copies of the Eagle Capital 2014 Annual Report and 2015 Semiannual Report to Arnold, which allowed the Arnold representatives to review the Eagle Capital portfolio, and to understand better the SCM investment philosophy.

At some point as discussions continued, SCM offered in writing to compensate Arnold and its principals for assisting with an orderly transition of investment advisor responsibility to SCM (the "transition consulting services"), agreeing to an amount equal to two percent (2%) of the Fund's AUM at a closing to be scheduled after Fund shareholders approved a new investment advisory agreement with SCM. If the closing for this transaction had occurred on February 22, 2016, then 2% of the Fund's AUM of $~~[   ]~~9,156,529.11 Million as of that date would have worked out to a cash payment at closing of $~~[   ]~~183,130.58 from SCM to Arnold for the transition consulting services.

On December 29, 2015, the Fund's Board (including Mr. Barry Arnold), Ms. Lilli Gust, and the SCM principals (Mr. Luke E. Sims and Mr. David C. Sims) had lunch to get to know each other, and to discuss a possible transaction. SCM had previously explained to Arnold and the Fund Board its desire, as a general matter, to retain the Fund's existing third party service providers. SCM retains investment authority and decision-making to itself, but otherwise prefers to outsource non-investment functions. The one area in which SCM would make a change in the Fund's third party providers is with respect to brokerage transactions; since SCM has a longstanding relationship with a trusted broker where transactions can be executed at one cent ($0.01) a share, SCM intends, should it be the investment advisor to the Fund, to use such broker for portfolio transactions. SCM inquired as to whether the existing Fund Directors would stay on as Directors with SCM as the new advisor to which each of the Fund Directors indicated a willingness to remain on the Board going forward.

At the January 25, 2016 Board meeting, the Fund's Board concluded, after reviewing various memos and documents prepared by its legal counsel and third party service providers, that the proposed New Agreement was in the best interests of the Fund and its shareholders, and is recommending the New Agreement to the Fund's shareholders for approval. A copy of the New Agreement is attached to this Proxy Statement as Exhibit A.

<u>Description of the New Agreement and Comparison of New Agreement and Current Agreement</u>. Under the New Agreement, SCM will provide investment advisory services to the Fund. The New Agreement has an initial term of two years and thereafter will remain in effect as long as its continuance is specifically approved at least annually by (a) the Directors of the Fund or by the vote of the majority of the outstanding shares of the Fund, and (b) a vote of a majority of the Directors of the Fund who are not parties to the New Agreement or interested persons (as defined in the 1940 Act) of the Fund or SCM (the "disinterested Directors"), cast in person at a meeting called for the purpose of voting on such approval. The New Agreement provides that it may be terminated at any time, without the payment of any penalty, by the Board or by the vote of a majority of the Fund's shareholders, on 60 days' written notice to SCM and by SCM on the same notice to the Fund. The New Agreement also provides that it will terminate automatically if it is assigned within the meaning of the 1940 Act.

Pursuant to the New Agreement, SCM is responsible for providing or overseeing the investment management of the Fund's portfolio, subject to general oversight by the Board, and providing the Fund with office space and all necessary office facilities, equipment and personnel for managing the investments of the Fund.

Under the New Agreement, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties in the New Agreement, SCM will not be liable to the Fund or to any shareholder of the Fund for any act or omission in the course of, or connected with, rendering services hereunder, including any losses that may be sustained in the purchase, holding or sale of any security.

As compensation for Arnold's services under the Current Agreement, the Fund pays Arnold an investment advisory fee, payable monthly, based on the average net asset value of the Fund determined as of the close of each business day of the month at the annual rate of 0.74% of the average daily net asset value of the Fund. The annual investment advisory fee to be paid by the Fund under the New Agreement is the same as the annual investment advisory fee paid by the Fund under the Current Agreement. For services by Arnold under the Current Agreement for the fiscal year ended June 30, 2015, 2014 and 2013, the Fund incurred advisory fees payable to Arnold of $103,320, $124,053 and $115,698, respectively. For the fiscal year ended June 30, 2015, Arnold reimbursed expenses of $24,728 for the Fund.

The New Agreement is substantially similar to the Current Agreement, except under the Current Agreement, Arnold has agreed to reimburse the Fund to the extent that its annual operating expenses, including investment advisory fees (net of any reimbursements made by Arnold), but excluding interest, taxes, brokerage commissions and extraordinary items, exceed that percentage of the average net assets of the Fund for such year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2.00%. As of the date of this Proxy Statement, no such state law provision was applicable to the Fund. SCM has not agreed to maintain the current expense limitation arrangements for the Fund.

So, while the investment advisory fee will remain the same, initially, total annual fund operating expenses may be expected to increase as the New Agreement, unlike the Current Agreement, does not contain an expense limitation. On a pro forma basis, it is estimated that the Fund's expenses will increase from 2.00% to 2.18%. However, after the change in investment advisor, the Fund's ability to attract additional assets could be enhanced as the Board of Directors believes SCM has more resources to devote to marketing the Fund. The Board also noted the desired of Arnold to cease managing the Fund, and determined that if SCM is able to increase Fund assets, this could potentially lower the fees and expenses of the Fund for all of its shareholders. The Board also noted that while Arnold is entitled to recoup the amounts waived or reimbursed pursuant to the expense limitation in the Current Agreement, in the event the Fund achieves a decrease in fees and expenses, SCM has agreed not to recoup any amounts from the Fund, if SCM is successful in growing the Fund and lowering the Fund's fees and expenses.

	Fund Under Arnold	Fund Under SCM (Pro Forma)
Shareholder Fees *(fees paid directly from your investment)*		
Maximum Sales Charge (Load) Imposed on Purchases	None	None
Maximum Deferred Sales Charge (Load)	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and Distributions	None	None
Redemption Fee	None	None
Exchange Fee	None	None
Annual Fund Operating Expense *(expenses that you pay each year as a percentage of the value of your investment)*		
Management Fees	0.74%	0.74%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	1.44%	1.44%
Total Annual Fund Operating Expenses	2.18%	2.18%
Less Fee Waivers	(0.18)%[1]	None[2]
Net Expenses	2.00%	2.18%

(1) The Fund's Current Agreement contains an expense limitation provision that provides that total operating expenses of the Fund, including investment advisory fees (net of any reimbursements made by Arnold), but excluding interest, taxes, brokerage commissions and extraordinary items, exceed that percentage of the average net assets of the Fund for such year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2.00%.
(2) The New Agreement will not contain an expense limitation provision to cap net expenses at 2.00%. Under the New Agreement, SCM will plan to grow AUM of the Fund to decrease overall expense to shareholders.

Allocation of Fees and Expenses. Under the terms of the New Agreement, the Fund bears all expenses incurred in its operation that are not specifically assumed by SCM. Expenses borne by the Fund includes, but are not limited to, director's fees paid to those directors who are not interested directors under the 1940 Act; the costs of preparing and printing their registration statements required under the Securities Act of 1933, as amended, and the 1940 Act (and amendments thereto); the expense of registering its shares with the Securities and Exchange Commission and in the various states; the printing and distribution cost of prospectuses mailed to existing shareholders; the cost of director and officer liability insurance, reports to shareholders, reports to government authorities and proxy statements; interest charges; taxes; legal expenses; salaries of personnel specifically employed or engaged by the Fund and approved by the Board (including, but not limited to, the Fund's Chief Compliance Officer); association membership dues; auditing, accounting and tax services; insurance premiums; brokerage and other costs incurred in connection with the purchase and sale of securities; fees and expenses of the custodian of the Fund's assets; expenses of calculating the net asset value and repurchasing and redeeming shares; charges and expenses of dividend disbursing agents, registrars and stock transfer agents; and the cost of keeping all necessary shareholder records and accounts.

Impact on Investment Objective and Strategies. If SCM is approved as the investment advisor, the Fund's stated investment objective will change from "capital growth and income" to "total return." However, the Board of Directors believes that this is not a substantive change, and notes that the Fund's investment strategies will remain the same.

Description of SCM. SCM is an SEC-registered investment advisor, formed by Luke E. Sims and his son David C. Sims to carry on and expand an investment philosophy and discipline focused on buying high-quality portfolio companies. SCM does its own research, which involves in-depth analysis of a prospective portfolio company's financial statements and operations. Among other things, SCM focuses on gross margins, operating margins, pretax returns, aftertax returns, return on net tangible assets, return on invested capital and other financial metrics. Long-term cash flow is crucial to SCM, and it favors companies with significant economic "moats", whether derived from patents, trademarks or otherwise.

As of December 31, 2015, SCM and its principals had AUM of approximately $34.4 Million. As of December 31, 2015, the Fund had AUM of approximately $9.2 Million. Therefore, had the proposed New Agreement with SCM been in effect as of December 31, 2015, SCM and its principals would have had AUM of approximately $43.6 Million as of that date.

SCM provides investment advisory services to Eagle Capital, to a private investment fund (Peregrine Investment Fund LLC) and to clients through separate accounts.

The name and principal occupation of the principal executive officers of SCM are listed below (the address of each is c/o Sims Capital Management LLC, 225 East Mason Street, Suite 802, Milwaukee, Wisconsin 53202):

- *Luke E. Sims* is the SCM Chairman. Mr. Luke Sims was a lawyer and then partner with Foley & Lardner LLP, a major corporate law firm, for 34 years. Mr. Sims' specialties included securities law, corporate law, mergers & acquisitions (including leveraged buyouts). As a result of his legal specialties, Mr. Sims spent considerable time advising and analyzing companies, with investment bankers and with corporate executives generally, and developed extensive knowledge with respect to company valuations. Mr. Sims is a graduate of Georgetown University (Economics), and Georgetown Law School. Mr. Luke Sims is also a Director, and the President and Chief Executive Officer of Eagle Capital.

- *David C. Sims* is the SCM President. He handles the day-to-day operations of SCM, and serves as the Chief Compliance Officer. In addition, Mr. David Sims is a Director, Chief Financial Officer and the Chief Compliance Officer for Eagle Capital. Mr. David Sims holds undergraduate degrees in Economics and Mathematics from Georgetown University, and a Master's degree in Economics from the same university.

Under SCM's guidance, Eagle Capital is currently a 4-star rated fund by Morningstar. This puts Eagle Capital in roughly the top one-third (1/3) of its category. SCM believes that, given its focus on extremely high quality companies, it is taking less risk than certain other investment advisors.

Required Vote. The favorable vote of the holders of a majority (as defined in the 1940 Act) of the outstanding shares of the Fund is required for the approval of the New Agreement. Under the 1940 Act, the vote of the holders of a majority of the outstanding shares of the Fund means the vote of the holders of the lesser of (i) 67% or more of the Fund's shares present at the Special Meeting or represented by proxy if the holders of 50% or more of the Fund's shares are so present or represented; or (ii) more than 50% of the Fund's outstanding shares. Abstentions and broker non-votes, if any, will be counted as votes present for purposes of determining whether a quorum is present. The failure to vote, other than by broker non-votes or abstentions, assuming more than 50% of the Fund's outstanding shares are present, has no effect if (i) above is applicable and has the same effect as a vote against the New Agreement if (ii) above is applicable. Abstentions and broker non-votes have the same effect as a vote against the New Agreement regardless of whether (i) or (ii) above is applicable.

If the New Agreement is not approved for the Fund, the three Directors are not elected or the Amended and Restated Articles are not approved, then the Current Agreement will remain in effect and the Board will consider such alternative actions, if any, as are in the best interests of the Fund.

Recommendation. On January 25, 2016, the Board approved the New Agreement. In reaching a decision to engage SCM as the Fund's investment advisor, the Board, including all of the disinterested Directors, considered (1) the nature, extent and quality of the services to be provided by SCM; (2) the advisory fee to be paid under the New Agreement, which is the same as the advisory fee under the Current Agreement, and the fairness of such compensation in light of the services to be provided; (3) the expense ratio of the Fund under the New Agreement, which is expected to rise in the near term as the New Agreement does not contain an expense limitation provision; (4) the qualifications of SCM's personnel, portfolio management capabilities and investment methodologies; (5) SCM's Code of Ethics and its operations, compliance program and policies with respect to trade allocation and extent to which economies of scale are relevant given the Fund's current asset size and current asset growth potential; and (9) the benefits that Fund shareholders will realize by being part of the SCM family.

Prior to approving the New Agreement, the disinterested Directors met in executive session to discuss and consider the selection of SCM and the terms and conditions of the New Agreement. They also discussed and considered the written information that had been provided to them in advance of the Board meeting relating to SCM and its personnel, operations, financial condition, philosophy of management and performance and the additional related information that had been provided by SCM during its presentation at the meeting.

Nature and Quality of Investment Advisory Services

The Directors noted that SCM supervises the investment portfolio Eagle Capital, which has an investment strategy similar to the Fund, directing the day-to-day management of Eagle Capital's portfolio, including the purchase and sale of investment securities, and they noted the overall positive performance of Eagle Capital. The Directors then discussed with management the nature of the investment process employed by SCM.

The Directors then discussed staffing at SCM, and concluded that SCM is well staffed to conduct the research needed to meet the investment objectives of the Fund.

The Directors also considered the background and experience of SCM's management and expertise of, and the amount of attention that is expected to be given to the Fund by investment personnel of SCM. In addition, the Directors considered the quality of the material service providers to the Fund, who provide administrative and distribution services on behalf of the Fund and will be overseen by SCM, and the overall reputation and capabilities of SCM. Based on this review, the Directors believe that SCM will provide high quality services to the Fund, and they noted that their overall confidence in SCM is high. The Directors also concluded that the nature and extent of the services to be provided by SCM are appropriate to assure that the Fund's operations are conducted in compliance with applicable laws, rules and regulations.

Fees and Expenses

The Directors then discussed with management the variables, in addition to the management fees, such as administrative and transaction fees, that impact costs to the shareholders of the Fund. Management reviewed with the Directors the comparison of the Fund's expense ratios to other similar funds. They noted that the expense ratio of the Fund is expected to rise under the New Agreement as the expense limitation that is in place with the Current Agreement will lapse. The Directors then discussed the goal of SCM to have an expense ratio for the Fund near 1.50% or below with an increase of AUM, noting that there can be no guarantee that AUM will increase, and they discussed the efforts and resources that SCM proposes to undertake to increase AUM. They concluded that SCM's proposed approach to increase AUM is likely to be successful, and that the fees and expense are reasonable in light of the efforts and resources that will be devoted to managing the Fund.

Comparison of Fee Structures of Other Accounts

The Directors then inquired of management regarding the distinction between the services performed by SCM for separate accounts or private investment companies and those to be performed by SCM for the Fund. SCM noted that the management of Eagle Capital and the Fund involves more comprehensive and substantive duties than the management of separate accounts or private investment companies. Specifically, SCM noted the following:

> SCM will provide tailored investment advisory services to the Fund in order to accommodate the cash flow volatility presented by the purchases and redemptions of shareholders.
>
> With regard to the Fund, SCM will serve the needs of hundreds of accounts, ranging from direct accounts holding a few thousand dollars to the large omnibus accounts of intermediaries who in turn service thousands of large and small accounts.
>
> SCM will maintain a robust shareholder communication effort for the Fund to reach shareholders through direct contact, through intermediaries, or via the financial press.
>
> SCM will coordinate with the Fund's Chief Compliance Officer and other service providers to insure compliance with regulatory regimens imposed by Federal law and the Internal Revenue Code.
>
> SCM will face substantially greater litigation risk than separate accounts or private investment companies SCM manages due in part to the larger number of retail shareholders.
>
> Separate accounts or private investment companies do not require the same level of services and oversight, nor do they present the same compliance or litigation risk.

The Directors concluded that the services to be performed by SCM for the Fund require a higher level of service and oversight than the services performed by SCM for separate accounts or private investment companies, and that the services to be performed by SCM for the Fund present a higher level of compliance and litigation risk to SCM. Based on this determination, the Directors concluded that the fee rate charged to the Fund is reasonable.

Costs and Profitability

The Board considered the cost of services to be provided and the potential profits to be realized by SCM. The Board also considered the Fund's overall expense ratios compared to peer group funds, as provided in prior meetings. The Directors also considered the resources and revenues that SCM is expected to put into managing and distributing the Fund, and concluded that the level of potential profitability to be realized by SCM from its provision of services to the Fund is reasonable, and that the overall expense ratio and investment advisory fee are fair and appear to be within the range of industry averages.

Economies of Scale

The Directors then discussed with management whether economies of scale are recognized by the Fund. They noted that as Fund assets grow, certain fixed costs are spread over the larger asset base, which may lead to some economies of scale. On the other hand, the Directors noted that many of the Fund's expenses may be subject to diseconomies of scale. For example, the intermediary service fees generally increase as the Fund's assets grow. Given the size of the Fund, the Directors determined that the proposed fee is acceptable.

Conclusion

After reviewing the materials and SCM's presentation, expense information, regulatory compliance issues, trading information and related matters and other factors deemed relevant by the Board, the Directors, including all of the disinterested Directors, concluded that the New Agreement is reasonable, fair and in the best interests of the Fund and the Fund's shareholders, and that the fees provided under the New Agreement are fair and reasonable.

The Directors noted that all of the factors above were considered by the Board as a whole, and separately by the disinterested Directors meeting in executive session. The factors were viewed in their totality by the Directors, with no single factor being the principal or determinative factor in the Board's determination of whether to approve the New Agreement.

The Board recommends a vote **"FOR"** the New Agreement.

PROPOSAL 3: APPROVAL OF AMENDED AND RESTATED ARTICLES

Background. In connection with the New Agreement between the Fund and SCM, the Board has determined that it is appropriate to amend and restate our Articles of Incorporation to change the name of the legal entity to "Sims Total Return Fund, Inc." and authorize multiple classes of common stock. The Amended and Restated Articles are included as part of Exhibit B to this proxy statement, with text proposed to be deleted from the existing Articles in brackets and boldface font, and text proposed to be added to the existing Articles in underlined font. In addition to the name change of the legal entity and the authorization of multiple classes of common stock, the Amended and Restated Articles include a change to the name of the Fund to "Sims Total Return Fund." You should read the Amended and Restated Articles carefully before you decide how to vote.

The name change has been proposed to align the name of the Fund with the change in investment advisor. The authorization for multiple classes of common stock has been proposed to provide flexibility in the future, should SCM conclude it would be advisable to establish a new fund.

In connection with the name change, the Fund's stated investment objective will change from "capital growth and income" to "total return." However, the Board of Directors believes that this is not a substantive change, and notes that the Fund's investment strategies will remain the same.

Required Vote. An affirmative vote of a majority of the votes cast at the Special Meeting.

If the Amended and Restated Articles are not approved, the New Agreement is not approved for the Fund or the three Directors are not elected, then the Current Agreement will remain in effect and the Board will consider such alternative actions, if any, as are in the best interests of the Fund.

Recommendation. The Board recommends a vote **"FOR"** the Amended and Restated Articles.

INVESTMENT ADVISOR, ADMINISTRATOR AND PRINCIPAL UNDERWRITER

The investment advisor for the Fund is Arnold Investment Counsel Incorporated, 3960 Hillside Drive, Suite 204, Delafield, Wisconsin 53018. The administrator for the Fund is UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, Wisconsin 53212. The Fund does not have a principal underwriter.

RECEIPT OF SHAREHOLDER PROPOSALS

Under the proxy rules of the Securities and Exchange Commission, shareholder proposals meeting tests contained in those rules may, under certain conditions, be included in our proxy materials for a particular meeting of shareholders. One of these conditions relates to the timely receipt by us of any such proposal. Since we do not have regular annual meetings of shareholders, under these rules, proposals submitted for inclusion in the proxy materials for a particular meeting must be received by us a reasonable time before the solicitation of proxies for the meeting is made. The fact that we receive a shareholder proposal in a timely manner does not ensure its inclusion in our proxy materials since there are other requirements in the proxy rules relating to such inclusion.

OTHER MATTERS

The Directors know of no other matters that may come before the special meeting. If any other matters properly come before the special meeting, it is the intention of the persons acting pursuant to the enclosed form of proxy to vote the shares represented by said proxies in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors of The Primary Trend Fund, Inc.

_____
Barry S. Arnold
Secretary

Milwaukee, Wisconsin
~~February 25,~~March 2, 2016

16

Exhibit A

New Agreement

INVESTMENT ADVISORY AGREEMENT

THIS INVESTMENT ADVISORY AGREEMENT (this "Agreement") is made and effective as of this 31st day of March, 2016, between The Primary Trend Fund, Inc., a Wisconsin corporation (the "Fund"), and Sims Capital Management LLC, a Wisconsin limited liability company (the "Advisor").

W I T N E S S E T H:

WHEREAS, the Fund is registered with the Securities and Exchange Commission as an open-end management investment company under the Investment Company Act of 1940, as amended (the "Act"); and

WHEREAS, the Fund desires to retain the Advisor, which is an investment advisor registered under the Investment Advisers Act of 1940, as amended, and which is engaged principally in the business of rendering investment supervisory services within the meaning of Section 202(a)(13) of the Investment Advisers Act of 1940, as its investment advisor.

NOW, THEREFORE, the Fund and the Advisor do mutually promise and agree as follows:

1. <u>Employment</u>. The Fund hereby employs the Advisor to manage the investment and reinvestment of the assets of the Fund for the period and on the terms set forth in this Agreement. The Advisor hereby accepts such employment for the compensation herein provided and agrees during such period to render the services and to assume the obligations herein set forth.

2. <u>Authority of the Advisor</u>. The Advisor shall supervise and manage the investment portfolio of the Fund, and, subject to such policies as the board of directors of the Fund (the "Board") may determine, direct the purchase and sale of investment securities in the day-to-day management of the Fund. In carrying out its responsibilities under this Agreement, the Advisor shall at all times act in accordance with the investment objectives, policies and restrictions applicable to the Fund as set forth in the Fund's current Prospectus and the Fund's current Statement of Additional Information, applicable provisions of the Act and the rules and regulations promulgated thereunder and other applicable federal securities laws and regulations. The Advisor shall for all purposes herein be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. However, one or more shareholders, officers, directors or employees of the Advisor may serve as directors and/or officers of the Fund, but without compensation or reimbursement of expenses for such services from the Fund. Nothing herein contained shall be deemed to require the Fund to take any action contrary to its Articles of Incorporation or any applicable statute or regulation, or to relieve or deprive the Board of its responsibility for and control of the affairs of the Fund.

3. <u>Expenses</u>. The Advisor, at its own expense and without reimbursement from the Fund, shall furnish office space, and all necessary office facilities, equipment and executive personnel for managing the investments of the Fund and maintaining its organization. The Advisor shall pay the salaries and fees of all officers and directors of the Fund (except the fees paid to those directors who are not interested persons of the Advisor, as defined in the Act, and who are not officers or employees of the Fund). The Advisor shall also bear all sales and promotional expenses of the Fund, except for expenses incurred in complying with laws regulating the issue or sale of securities. The expenses of the Fund's operations borne by the Fund include by way of illustration and not limitation, directors fees paid to those directors who are not interested persons of the Fund, as defined in the Act, the costs of preparing and printing its registration statements required under the Securities Act of 1933, as amended, and the Act (and amendments thereto), the expense of registering its shares with the Securities and Exchange Commission and in the various states, the printing and distribution cost of prospectuses mailed to existing shareholders, the cost of stock certificates, director and officer liability insurance, reports to shareholders, reports to government authorities and proxy statements, interest charges on any borrowings, dividend and interest

payments on securities sold short, taxes, legal expenses, salaries of administrative and clerical personnel, association membership dues, auditing and accounting services, insurance premiums, brokerage commissions and other expenses connected with the execution of portfolio securities transactions, fees and expenses of the custodian of the Fund's assets, expenses of calculating the net asset value and repurchasing and redeeming shares, printing and mailing expenses, charges and expenses of dividend disbursing agents, registrars and stock transfer agents and the cost of keeping all necessary shareholder records and accounts.

4. <u>Compensation of the Advisor</u>. For the services to be rendered by the Advisor hereunder, the Fund shall pay to the Advisor an advisory fee, paid monthly, based on the average net asset value of the Fund, as determined by valuations made as of the close of each business day of the month. The annual advisory fee shall be 0.74 of 1% of such net asset value. For any month in which this Agreement is not in effect for the entire month, such fee shall be reduced proportionately on the basis of the number of calendar days during which it is in effect and the fee computed upon the average net asset value of the business days during which it is so in effect.

The Advisor may waive all or a portion of its fees provided for hereunder and such waiver will be treated as a reduction in the purchase price of its services. The Advisor shall be contractually bound hereunder by the terms of any publicly-announced waiver of its fee, or any limitation of the Fund's expenses, as if such waiver or limitation were fully set forth herein. The waiver of any of the Advisor's fee shall not obligate the Advisor to waive any of its fee on a subsequent occasion.

5. <u>Ownership of Shares of the Fund</u>. The Advisor shall not take an ownership position in the Fund, and shall not permit any of its members, officers or employees to take a long or short position in the shares of the Fund, except for the purchase of shares of the Fund for investment purposes pursuant to the public offering.

6. <u>Exclusivity</u>. The services of the Advisor to the Fund hereunder are not to be deemed exclusive and the Advisor shall be free to furnish similar services to others as long as the services hereunder are not impaired thereby. During the period that this Agreement is in effect, the Advisor shall be the Fund's sole investment advisor.

7. <u>Liability</u>. In the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of obligations or duties hereunder on the part of the Advisor, the Advisor shall not be subject to liability to the Fund or to any shareholder of the Fund for any act or omission in the course of, or connected with, rendering services hereunder, or for any losses that may be sustained in the purchase, holding or sale of any security.

8. <u>Brokerage Commissions</u>. The Advisor, subject to the control and direction of the Board, shall have authority and discretion to select brokers and dealers to execute portfolio transactions for the Fund and for the selection of the markets on or in which the transactions will be executed. The Advisor may cause the Fund to pay a broker-dealer which provides brokerage and research services, as such services are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), a commission for effecting a securities transaction in excess of the amount another broker-dealer would have charged for effecting such transaction, if the Advisor determines in good faith that such amount of commission is reasonable in relation to the value of brokerage and research services provided by the executing broker-dealer viewed in terms of either that particular transaction or his overall responsibilities with respect to the accounts as to which he exercises investment discretion (as defined in Section 3(a)(35) of the Exchange Act). The Advisor shall provide such reports as the Board may reasonable request with respect to the Fund's total brokerage and the manner in which that brokerage was allocated.

9. <u>Amendments</u>. This Agreement may be amended by the mutual consent of the parties; provided, however, that in no event may it be amended without the approval of the Board in the manner required by the Act, and by the vote of the majority of the outstanding voting securities of the Fund, as defined in the Act.

9. <u>Code of Ethics</u>. The Advisor has adopted a written code of ethics complying with the requirements of Rule 17j-1 under the Act and has provided the Fund with a copy of the code of ethics and evidence of its adoption. Upon written request of the Fund, the Advisor shall permit the Fund to examine any reports required to be made by the Advisor pursuant to Rule 17j-1(1) under the Act.

10. <u>Confidential Information</u>. Each party agrees that it will treat confidentially all information provided by the other party regarding such other party's business and operations, including without limitation the investment activities or holdings of the Fund. All confidential information provided by a party hereto shall not be disclosed to any unaffiliated third party without the prior consent of the providing party. The foregoing shall not apply to any information that is public when provided or thereafter becomes public through no wrongful act of the recipient or which is required to be disclosed by any regulatory authority in the lawful and appropriate exercise of its jurisdiction over a party, by any auditor of the parties hereto, by judicial or administrative process or otherwise by applicable laws, rules or regulations. The Advisor retains all rights in and to any investment models, strategies and approaches used by or on behalf of the Fund and any models, strategies or approaches based upon or derived from them

11. <u>Termination and Term</u>. This Agreement may be terminated at any time, without the payment of any penalty, by the Board or by a vote of the majority of the outstanding voting securities of the Fund, as defined in the Act, upon giving sixty (60) days' written notice to the Advisor. This Agreement may be terminated by the Advisor at any time upon the giving of sixty (60) days' written notice to the Fund. This Agreement shall terminate automatically in the event of its assignment (as defined in Section 2(a)(4) of the Act). Subject to prior termination as hereinbefore provided, this Agreement shall continue in effect for two (2) years from the date hereof and indefinitely thereafter, but only so long as the continuance after such two (2) year period is specifically approved annually by (i) the Board or by the vote of the majority of the outstanding voting securities of the Fund, as defined in the Act, and (ii) the Board in the manner required by the Act, provided that any such approval may be made effective not more than sixty (60) days thereafter.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the day first above written.

* * *

[Signatures follow on the next page.]

IN WITNESS WHEREOF, the parties hereto have caused this Investment Advisory Agreement to be executed on the day first above written.

                                        THE PRIMARY TREND FUND, INC.
                                        (the "Fund")

                                        By: _____
                                               _____, President

                                        SIMS CAPITAL MANAGEMENT LLC
                                        (the "Advisor")

                                        By: _____
                                               _____, President

Exhibit B

[Addition of new text is indicated by underlining and deletion of existing text is indicated by a strike-through.]

AMENDED AND RESTATED ARTICLES OF INCORPORATION

O F

THE SIMS TOTAL RETURN FUND, INC.

Pursuant to Section 180.1007 of the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes (the "WBCL"), these restated articles of incorporation of the corporation, which corporation is organized under Chapter 180 of the Wisconsin Statutes, supersede and take the place of the existing articles of incorporation of the corporation and any and all amendments thereto.

ARTICLE I

The name of the corporation (which is hereinafter called the "Corporation") is [~~THE PRIMARY TREND FUND, INC.~~] THE SIMS TOTAL RETURN FUND, INC.

ARTICLE II

The period of existence is perpetual.

ARTICLE III

The purpose or purposes for which the Corporation is organized are:

A. To engage in the business of a diversified open-end management investment company.

B. To purchase or otherwise acquire, hold for investment or otherwise, and to sell, exchange or otherwise dispose of the following types of securities: common stocks, debt securities and preferred stocks (including those convertible into common stock), warrants, United States treasury bills and notes, certificates of deposit, prime-rated commercial paper, repurchase agreements and commercial paper master notes.

C. To deposit its funds from time to time in such checking account or accounts as may be reasonably required, and to deposit its funds at interest in a bank, savings bank or trust company in good standing organized under the laws of the United States of America or any state thereof, or of the District of Columbia.

D. To conduct research and investigations with respect to securities, organizations and business conditions in the United States and elsewhere; to secure information and advice pertaining to the investment and employment of the assets and funds of the Corporation and to pay compensation to others for the furnishing of any or all of the foregoing.

E. Subject to any restrictions contained in the Investment Company Act of 1940, the applicable state securities or "Blue Sky" laws, or any rules or regulations issued pursuant to any of the foregoing, to exercise in respect of all securities, property and assets owned by it, all rights, powers and privileges which could be exercised by any natural person owning the same securities, property or assets.

F. To acquire all or any part of the good will, property or business of any firm, person, association or corporation heretofore or hereafter engaged in any business similar to any business which this

Corporation has the power to conduct, and to hold, utilize, enjoy, and in any manner dispose of the whole or part of the rights, property and business so acquired and to assume in connection therewith any liabilities of any such person, firm, association, or corporation.

G.   Without the vote or consent of the shareholders of the corporation, to purchase, acquire, hold, dispose of, transfer and reissue or cancel shares of its own capital stock in any manner or to any extent now or hereafter permitted by the laws of Wisconsin and by these Articles of Incorporation.

H.   To carry out all or any part of the aforesaid objects and purposes and to conduct its business in all or any of its branches in any or all states, territories, districts and possessions of the United States of America and in foreign countries; to maintain offices and agencies in any and all states, territories, districts and possessions of the United States of America and in foreign countries.

The foregoing objects and purposes shall, except when otherwise expressed, be in no way limited or restricted by reference to or inference from the terms of any clause of this or any other Article of these Articles of Incorporation, or any amendment thereto, and shall each be regarded as independent and construed as powers as well as objects and purposes.

The Corporation shall be authorized to exercise and enjoy all the powers, rights, and privileges granted to or conferred upon corporations of a similar character by the laws of the State of Wisconsin now or hereafter enacted, and the enumeration of the foregoing powers shall not be deemed to exclude any powers, rights or privileges so granted or conferred.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is thirty million (30,000,000), [consisting of one class only,] designated as "Common Stock", of the par value of $.01 per share and of the aggregate par value of three hundred thousand dollars ($300,000). The Board of Directors of the Corporation may classify or reclassify any unissued shares of Common Stock and may designate or redesignate the name of any class of outstanding Common Stock. The Board of Directors may fix the number of shares of Common Stock in any such class and, except as specifically set forth in these Articles of Incorporation, may set or change the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of any class of unissued shares of Common Stock. A total of thirty million (30,000,000) shares of Common Stock shall be classified as "Class A Common Stock" (the "Sims Total Return Fund" or such other name designated by the Corporation's Board of Directors)

ARTICLE V

Holders of shares of Common Stock shall not be entitled to any preemptive right to acquire unissued shares or securities convertible into such shares or carrying a right to subscribe to or acquire shares.

ARTICLE VI

The number of directors constituting the Board of Directors shall [initially be five (5), and the names of the initial directors are: James R. Arnold, Sr., Joseph L. Cook, Lilli Gust, J. Kenneth Hiller, and Irving Lowe. Thereafter, the number of directors shall] be such number (not less than three) as is fixed from time to time by the By-Laws.

ARTICLE VII

[The address of the initial registered office of the Corporation is First Financial Centre, 700 North Water Street, Milwaukee, Wisconsin 53202 and the name of its initial registered agent at such address is James R. Arnold, Sr. The initial registered office is located in Milwaukee County.] The address of the registered office of the Corporation is 225 E, Mason Street, Suite 802, Milwaukee, Wisconsin 53202 and the name of its registered agent at such address is David Sims. The registered office is located in Milwaukee County.

[ARTICLE VIII

The name and address of the sole incorporator is: James R. Arnold, Sr., First Financial Centre, 700 North Water Street, Milwaukee, Wisconsin 53202]53202.

[ARTICLE IX] ARTICLE VIII

The following provisions define, limit and regulate the powers of the Corporation, the Board of Directors and the Shareholders:

A.   The Board of Directors of the Corporation shall authorize an initial issuance of shares of Common Stock for such consideration not less than the aggregate par value of the shares included in the issuance as the Board of Directors shall determine. After such initial issuance, the Board of Directors may authorize the issuance from time to time of shares of Common Stock and the reissuance from time to time of retired shares of Common Stock, whether now or hereafter authorized, for such consideration, not less than the aggregate par value of the shares so issued, as said Board of Directors may deem advisable, provided that, except with respect to shares issued as a share dividend or distribution, such consideration shall be in the form of cash or its equivalent or securities of a character which are permitted investments under the Corporation's then current Registration Statement filed with the Securities and Exchange Commission and shall not be less than the net asset value of such shares computed in accordance with this Article VIII. That portion of the consideration received by the Corporation for shares issued (or reissued) which is equal to the aggregate par value of such shares shall be capital and any consideration received in excess of said aggregate par value shall be capital surplus. The Board of Directors may, in its sole and absolute discretion, reject in whole or in part orders for the purchase of shares of Common Stock, and may, in addition, require such orders to be in such minimum amounts as it shall determine.

B.   The holders of any fractional shares of Common Stock shall be entitled to the payment of dividends on such fractional shares, to receive the net asset value thereof upon redemption, to share in the assets of the Corporation upon liquidation and to exercise voting rights with respect thereto.

C.   The Board of Directors shall have full power in accordance with good accounting practice: (a) to determine what receipts of the Corporation shall constitute income available for payment of dividends and what receipts shall constitute principal and to make such allocation of any particular receipt between principal and income as it may deem proper; and (b) from time to time, in its discretion (i) to determine whether any and all expenses and other outlays paid or incurred (including any and all taxes, assessments or governmental charges which the Corporation may be required to pay or hold under any present or future law of the United States of America or of any other taxing authority therein) shall be charged to or paid from principal or income or both, and (ii) to apportion any and all of said expenses and outlays, including taxes, between principal and income.

D.   Each holder of record of stock of this Corporation shall be entitled to one (1) vote for each share thereof standing registered in his name on the books of the Corporation. At all elections of directors of the Corporation, each shareholder shall be entitled to vote the shares owned of record by him for as many persons as there are directors to be elected, but shall not be entitled to exercise any right of cumulative voting.

E.   The Board of Directors shall have power to determine from time to time whether and to what extent and at what time and places and under what conditions and regulations the books, accounts and documents of the Corporation, or any of them, shall be open to the inspection of shareholders, except as otherwise provided by statute or by law; and except as so provided, no shareholder shall have any right to inspect any book, account or document of the Corporation unless authorized to do so by resolution of the Board of Directors.

F. When the net worth of the Corporation shall for the first time have amounted to $100,000 or more, a fact which shall be conclusively evidenced by a resolution of the Board of Directors of the Corporation specifying the date and time when the Corporation's net worth first amounted to $100,000, or more, each holder of shares of Common Stock shall be entitled at any time thereafter to require the Corporation to redeem all or any part of the shares standing in the name of such holder on the books of the Corporation at the net asset value of such shares as determined in accordance with the provisions of this Article VIII, subject to the provisions of Section K of this Article, or if different, in accordance with the provisions of the Corporation's then current Registration Statement filed with the Securities and Exchange Commission.

G. The net asset value to which a holder of shares of Common Stock shall be entitled upon redemption of shares held by such holder is the net asset value, as such value is determined under Sections I and J of this Article VIII, applicable at the time when any of the following events effecting redemption occur:

(1) The Corporation receives, at such place as the Board of Directors designates from time to time, irrevocable instructions in writing in form acceptable to the Board of Directors to redeem stock held by such holder and, if such stock to be redeemed is represented by certificates, the certificates, duly endorsed or accompanied by proper instructions of assignment, with proper stock transfer stamps affixed, if required;

(2) The Corporation receives documents, drafts, telegrams, telephonic communications, in such manner, form and place and under such circumstances as the Board of Directors may determine from time to time in its discretion, transmitted or made by such holder for the purpose of redeeming stock held by such holder.

H. The time for payment for shares redeemed shall be within seven (7) days after receipt by the Corporation of documents properly prepared, executed and submitted in accordance with the provisions of Section G of this Article VIII for the purpose of redeeming shares.

I. The net asset value of each share of Common Stock shall be determined as of the close of trading on the New York Stock Exchange each day that said Exchange is open for trading and any such net asset value shall be applicable to all transactions in Common Stock occurring at or before the close of business on that day and after the close of business on the last preceding day on which said Exchange was open for trading, subject to adjustment for declared dividends or distributions, or in accordance with any controlling provisions of the Investment Company Act of 1940 or any rules or regulations thereunder.

J. The net asset value of each share of Common Stock shall be determined in accordance with generally accepted accounting principles by dividing the total value of the Corporation's net assets (meaning its assets less its liabilities excluding capital and surplus) by the total number of its shares outstanding at that time. The net asset value is determined as of the close of trading on the New York Stock Exchange on each day the Exchange is open for trading. This determination is applicable to all transactions in shares of the Corporation prior to that time and after the previous time as of which net asset value was determined. Accordingly, purchase orders accepted or shares tendered for redemption prior to the close of trading on a day the Exchange is open for trading will be valued as of the close of trading, and purchase orders accepted or shares tendered for redemption after that time will be valued as of the close of the next trading day.

(1) Securities traded on any national Stock exchange or quoted on the NASDAQ National Market System will ordinarily be valued on the basis of the last sale price on the date of valuation, or, in the absence of any sale on that date, the most recent bid price. Other securities will generally be valued at the most recent bid price, if market quotations are readily available. Any securities for which there are no readily available market quotations and other assets will be valued at their fair value as determined in good faith by the Board of Directors. Odd lot differentials and brokerage commissions will be excluded in calculating values.

(2)　　　The liabilities of the Corporation shall be deemed to include all bills and accounts payable; all administrative expenses payable and/or accrued, including the estimated amount of any fees payable under an investment advisory agreement, plan of distribution or administration agreement, all contractual obligations for the payment of money or property; all reserves authorized or approved by the Board of Directors for taxes or contingencies, including such reserves, if any, for taxes based on any unrealized appreciation in the value of the assets of the Corporation; and all other liabilities of the Corporation of whatsoever kind and nature, except liabilities represented by outstanding shares and surplus of the Corporation.

(3)　　　Securities purchased shall be included among the assets of the Corporation, and the cost thereof shall simultaneously be regarded as a liability, not later than the first business day following the date of purchase; and securities sold shall be excluded from such assets, and the amount receivable therefore shall simultaneously be included as an asset, not late than the first business day following the date of sale.

(4)　　　Shares of Common Stock shall be considered as no longer outstanding on the first business day subsequent to receipt of the properly endorsed certificate representing such shares or receipt of the properly prepared request for redemption for those shares not represented by certificates, and the amount payable on such redemption or repurchase shall simultaneously become a liability of the Corporation. The endorsed certificates or redemptions requests shall be in the form established by the Board of Directors pursuant to Section G hereof.

(5)　　　Shares of Common Stock for which purchase orders have been accepted shall be considered as issued and outstanding not later than the first business day after the receipt of payment therefore, and if payment is in the form of a check made payable to The Primary Trend Fund, Inc., the amount receivable therefore shall simultaneously become an asset of the Corporation.

(6)　　　Notwithstanding the provisions of paragraphs (1) and (3) of this Section J, interest declared or accrued and not yet received, and accrued expenses, may be omitted from any calculation of net asset value, in the discretion of the Board of Directors, if the net amount of all such interest and expenses is less than one percent of the net asset value per share.

K.　　　In the event that the New York Stock Exchange shall be closed at any time because of then existing financial conditions or for any other unusual or extraordinary reason, the right of a holder of shares of Common Stock to have his shares redeemed by the Corporation shall be suspended for a period from and including the day on which the action is taken for the closing of said Exchange to and including the day on which said Exchange is reopened. In accordance with the provisions of the Investment Company Act of 1940 and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, the Corporation may also suspend such right of redemption (a) for any period during which trading on the New York Stock Exchange is restricted; (b) for any period during when an emergency exists as a result of which (i) disposal by the Corporation of securities owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Corporation to fairly determine the value of its net assets; or (c) for such other periods as the Securities and Exchange Commission may by order permit for the protection of shareholders of the Corporation.

L.　　　The Corporation may purchase in the open market or otherwise acquire from any owner or holder thereof any shares of Common Stock, in which case the consideration paid therefore (in cash or in securities in which the funds of the Corporation shall then be invested) shall not exceed the net asset value thereof determined or estimated in accordance with any method deemed proper by the Board of Directors and producing an amount approximately equal to the net asset value of said shares (determined in accordance with the provisions of this Article VIII) at the time of the purchase or acquisition by the Corporation thereof.

M.　　　If, at any time when a request for transfer or redemption of shares of Common Stock is received by the Corporation, the aggregate net asset values (computed as set forth herein) of the shares of Common Stock is less than Four Thousand Dollars ($4,000), after giving effect to such transfer or redemption, the Corporation may cause the remaining shares of Common Stock in such shareholder's account to be redeemed in accordance with such procedures as the Board of Directors shall adopt.

N.   In respect of all powers, duties and authorities conferred by the preceding Sections J, K, L and M, the Corporation may act by and through agents from time to time designated and appointed by the Board of Directors and the Board of Directors may delegate to any such agent any and all powers, duties and authorities conferred upon the Corporation or upon the Board of Directors by said Sections.

[ARTICLE X] ARTICLE IX

The Corporation reserves the right to enter into, from time to time, investment advisory and administration agreements providing for the management and supervision of the investments of the Corporation, the furnishing of advice to the Corporation with respect to the desirability of investing in, purchasing or selling securities or other property and the furnishing of clerical and administrative services to the Corporation. Such agreements shall contain such other terms, provisions and conditions as the Board of Directors of the Corporation may deem advisable and as are permitted by the Investment Company Act of 1940.

The Corporation may designate distributors, custodians, transfer agents, registrars and/ or dividend disbursing agents for the stock and assets of the Corporation and employ and fix the powers, rights, duties, responsibilities and compensation of each such distributor, custodian, transfer agent, registrar and/or dividend disbursing agent.

PRELIMINARY PROXY CARD, SUBJECT TO CHANGE,
DATED FEBRUARY 12, 2016

[**FRONT OF CARD**]

To vote by Mail

1) Read the Proxy Statement.
2) Check the appropriate boxes on the reverse side.
3) Sign and date the Proxy card.
4) Return the Proxy card in the envelope provided.

Important Notice Regarding the Availability of Proxy Materials for the
Shareholder Meeting to be held on March 31, 2016

The Notice of Special Meeting of Shareholders, Proxy Statement, Proxy Card and copies of the Fund's most recent annual and semi-annual reports to shareholders are available at
https://proxyonline.com/docs/primarytrend2016.pdf.

THIS PROXY IS SOLICITED ON BEHALF OF THE
BOARD OF DIRECTORS OF THE PRIMARY TREND FUND, INC.

PROXY FOR THE SPECIAL MEETING OF SHAREHOLDERS – March 31, 2016

The undersigned hereby appoints as proxy Lilli Gust and Barry Arnold, and each of them (with power of substitution), to vote all shares of the undersigned in The Primary Trend Fund, Inc. (the "Fund") at the Special Meeting of Shareholders to be held at 10:00 A.M., local Milwaukee time, on March 31, 2016, at the Milwaukee Athletic Club, 758 North Broadway, Milwaukee, Wisconsin 53202, and any adjournment(s) or postponement(s) thereof ("Special Meeting"), with all the power the undersigned would have if personally present.

Date _____, 2016

Signature (owner, joint owners, trustee, custodian, etc.)
(Sign in the Box)

Please sign exactly as name appears at left. If shares are held in the name of joint owners, each should sign. Attorneys-in-fact, executors, administrators, etc. should give full title. If shareholder is a corporation or partnership, please sign in full corporate or partnership name by authorized person.

[BACK OF CARD]

The shares represented by this proxy will be voted as instructed. **Unless indicated to the contrary, this proxy shall be deemed to grant authority to vote FOR all proposals, and to grant discretionary power to vote upon such other business as may properly come before the Special Meeting.**

Please fill in box(es) as shown using black or blue ink or number 2 pencil. ☒
PLEASE DO NOT USE FINE POINT PENS.

1. **Election of Directors:**

   Clark J. Hillery
   William J. Rack
   Barry S. Arnold

FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT AS INDICATED BELOW
☐	☐	☐

_____

(Instructions: To withhold authority to vote for any indicated nominee, write the nominee(s) name above.)

2. **Proposal to approve new investment advisory agreement between the Fund and Sims Capital Management LLC**

FOR	AGAINST	ABSTAIN
☐	☐	☐

3. **Proposal to approve the amended and restated Articles of Incorporation**

FOR	AGAINST	ABSTAIN
☐	☐	☐

YOUR VOTE IS IMPORTANT NO MATTER HOW MANY SHARES YOU OWN. PLEASE SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE.

Document comparison by Workshare Compare on Sunday, February 28, 2016 10:30:24 PM

Input:	
Document 1 ID	\\foleylaw.com\userdata\home2\pfetzer\UserProfile\My Documents\NDEcho\Primary Trend Proxy Statement - Preliminary February 2016.docx
Description	\\foleylaw.com\userdata\home2\pfetzer\UserProfile\My Documents\NDEcho\Primary Trend Proxy Statement - Preliminary February 2016.docx
Document 2 ID	\\foleylaw.com\userdata\home2\pfetzer\UserProfile\My Documents\NDEcho\Primary Trend Proxy Statement - Definitive February 2016.docx
Description	\\foleylaw.com\userdata\home2\pfetzer\UserProfile\My Documents\NDEcho\Primary Trend Proxy Statement - Definitive February 2016.docx
Rendering set	standard

Legend:	
Insertion	
Deletion	
Moved from	
Moved to	
Style change	
Format change	
Moved deletion	
Inserted cell	
Deleted cell	
Moved cell	
Split/Merged cell	
Padding cell	

Statistics:	
	Count
Insertions	57
Deletions	94
Moved from	0
Moved to	0
Style change	0
Format changed	0
Total changes	151